# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 06/16/2026
Amends the filing with accession number 0001193125-26-224634
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: The percentage in Row 13 was calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (the "Form 10-Q").
- Peter W. May: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: The percentage in Row 13 was calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q.
- TRIAN FUND MANAGEMENT, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: The percentage in Row 13 was calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q.
- Trian Fund Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: The percentage in Row 13 was calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 0; shared voting power 25,654,382; sole dispositive power 0; shared dispositive power 25,654,382; aggregate amount beneficially owned 25,654,382 (16.65% of the class)
  Comment: The percentage in Row 13 was calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 18 ("Amendment No. 18") amends and supplements the Schedule 13D filed with the SEC on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, as amended by Amendment No. 13 filed on May 2, 2025, as amended by Amendment No. 14 filed on October 27, 2025, as amended by Amendment No. 15 filed on December 22, 2025, as amended by Amendment No. 16 filed on March 24, 2026, and as amended by Amendment No. 17 filed on May 12, 2026 ("Amendment No. 17") (as amended, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 4, 5, 6, and 7 of the Schedule 13D are hereby amended as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On June 16, 2026, the Issuer, Parent and Merger Sub entered into a side letter agreement (the "Side Letter"), which further supplements and amends limited terms of the Amended Merger Agreement (as further amended and supplemented by the Side Letter, the "Merger Agreement"). Among other things, the Side Letter provides that (i) the closing of the Merger will occur on June 30, 2026, subject to the satisfaction or waiver of all conditions to closing as set forth in the Merger Agreement (ii) conditions related to those regulatory approvals received in connection with the Merger as of the date of the Side Letter are satisfied as of the date of the Side Letter; and (iii) the date after which the Merger Agreement may be terminated if the Merger has not occurred on or prior to such date (referred to in the Merger Agreement as the Termination Date), shall be September 20, 2026. Importantly, while the Side Letter reflects an intention of the parties to effectuate closing of the Merger on June 30, 2026, it is noted that the closing remains subject to the satisfaction of all closing conditions in the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:
The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D (including, but not limited to, footnotes to such information) are incorporated herein by reference. As of 4:00 pm, New York City time, on June 18, 2026 the Reporting Persons beneficially owned 25,654,382 Ordinary Shares, representing approximately 16.65% of the Issuer's outstanding Ordinary Shares calculated based on 154,075,608 Ordinary Shares outstanding as of May 6, 2026, as reported by the Issuer in the Form 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. Trian Partners AM Holdco II, Ltd. ("Trian AM Holdco") beneficially and directly owns and has sole voting power and sole dispositive power with regard to 25,654,382 Ordinary Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Ordinary Shares.

Each of Trian Fund Management, L.P. ("Trian Management"), Trian Fund Management GP, LLC ("Trian Management GP"), Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Ordinary Shares that Trian AM Holdco directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Ordinary Shares for all other purposes.

Each of the Reporting Persons and Massachusetts Mutual Life Insurance Company ("MassMutual") may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. MassMutual has filed a separate Schedule 13D filing to report the Ordinary Shares that it may be deemed to beneficially own. The Reporting Persons expressly disclaim any beneficial ownership of Ordinary Shares held directly by MassMutual and such shares are not the subject of this Schedule 13D.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:

Except as set forth in Items 4 and 6, which information is incorporated herein by reference, and in Amendment No. 17, which information is incorporated herein by reference, there have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 18.
Other persons with the right to receive dividends or sale proceeds:
Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Item 5(e) is hereby amended and restated in its entirety as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 14 - Side Letter dated as of June 16, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (incorporated herein by reference to Exhibit 2.1.1 of the Current Report on Form 8-K filed by the Issuer on June 18, 2026).

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (06/18/2026)
- Peter W. May: /s/ Peter W. May, Peter W. May (06/18/2026)
- TRIAN FUND MANAGEMENT, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (06/18/2026)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (06/18/2026)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Director (06/18/2026)